Exhibit 99.6

QUANTUM eMOTION CORP.

Management’s Discussion and Analysis

Periods ended March 31, 2025, and 2024

May 29, 2025

QUANTUM eMOTION CORP.

The following management’s discussion and analysis (“MD&A”) of the financial position and results of the operations and cash flows of Quantum eMotion Corp. (the “Company”, “QeM” or “Quantum”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the quarter ended March 31,2025, compared to the same period of the prior year which have been prepared in accordance with International Financial Reporting Systems (IFRS.)

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) in Canada and can be obtained from www.sedarplus.ca.

1.1	FORWARD LOOKING STATEMENTS

The sections of this MD&A on the Company’s strategy and action plan, its intellectual properties, development and financial reporting reflecting management’s current expectations contain “forward-looking statements.” Such statements should be understood in context, particularly statements that reflect the Company’s opinions, estimates and expectations about future events or results. Such forward-looking statements are subject to certain factors and involve some risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Factors that could cause future results, activities and events to differ materially from those expressed or implied by such forward-looking statements include, but not limited to, securing future financing inclusive of exercise of stock options and warrants, the possibility that additional research and development will not result in the timely achievement of additional patents, risks inherent in the Hi-Tech industry, and the time it will take for the industry to be ready to move to quantic solutions. These risks and uncertainties are described in this MD&A and in the annual information form filed on SEDAR+.

1.2	INCORPORATION AND NATURE OF OPERATIONS

Quantum eMotion Corp. was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and commercialization of cybersecurity solutions. (See 1.6 patent summary).

1.3	SENIOR MANAGEMENT CHANGES

The Company has appointed Mr. Klaus Kepper, CPA, as the Controller / Finance Director of the company. Mr. Kepper has over 30 years of experience in senior financial positions, mostly in the health care field. He also holds an MBA from Concordia University.

1.4	COMPANY OVERVIEW AND STRATEGY

RESEARCH AND DEVELOPMENT ACTIVITIES

Technology

Our primary objective is to make our cryptographic solutions technology accessible as rapidly as possible to potential clients and partners, secure its effectiveness and ensure that the intellectual property is well protected. In order to stay focused on this objective, we are working closely with our partners to maximize the potential and security of our technology. The Company is developing complementary metal-oxide semiconductor (“CMOS”) implementations with l’École de Technologie Supérieure (“ETS”) to ensure greater competitiveness.

On January 10, 2024, QeM launched Quantum eHealth Inc., a subsidiary focused on healthcare applications for its advanced cybersecurity technology. By spinning off its Digital Healthcare Cybersecurity Activities into this new entity, QeM aims to capitalize on the growing digital healthcare security market. Quantum eHealth Inc. will hold an exclusive license to use QeM’s intellectual property in the healthcare

QUANTUM eMOTION CORP.

sector. Meanwhile, QeM will continue developing and marketing various iterations of its Quantum Random Number Generator (QRNG) across other sectors, including financial services, blockchain, military, information technology and others.

On February 21, 2024, QeM announced a breakthrough in developing its first Quantum Random Number Generator (QRNG) on a chip, a significant advancement in quantum communication technology. This development compactly integrates QRNG into a single chip, potentially less than 1 cm², revolutionizing quantum-based security designs. This innovation allows the sale of design cores, enabling integrated circuits vendors like Texas Instruments, Intel, and IBM to embed QRNG functionality directly into their products, expanding the reach and impact of quantum security technologies.

On March 18, 2024, QeM announced a strategic partnership with the Platform for Digital and Quantum Innovation (PINQ²), an NPO established by the Ministry of Economy, Innovation and Energy of Quebec and Université de Sherbrooke. This collaboration aims to enhance the resilience of QeM’s security platform against advanced threats, including simulated quantum computer attacks using IBM’s Qiskit platform. PINQ², the exclusive operator of Canada’s first 127-qubit IBM Quantum System One at IBM Bromont, will work with QeM to rigorously test and evaluate their Kyber algorithm and QRNG. This project will assess the security system’s performance under simulated adversarial conditions, focusing on identifying strengths, weaknesses, and vulnerabilities, and ensuring alignment with strategic goals. The partnership leverages simulation tools like Qiskit to execute quantum attack simulations, thoroughly testing the security solution’s robustness.

On March 28, 2024, QeM announced that the project “Quantum random number generation for highly secure cryptography applications” will receive a $1.2 million grant from the Alliance Quantum program, managed by NSERC. Led by ÉTS in partnership with QeM, the project under Professor Ghyslain Gagnon, with co-grantee Prof. K. Zhang and contributors like Prof. B. Reulet from Université de Sherbrooke, focuses on developing scalable QRNG technologies. These innovations aim to bolster secure communications, integrate into Internet of Things (IoT) devices, and enhance security in DeFi ecosystems. The collaboration seeks to address challenges in QRNG commercialization, focusing on reducing energy consumption while leveraging quantum tunneling encryption for top-tier security.

On January 22, 2025, QeM announced groundbreaking results for its state-of-the-art quantum-based hardware wallet, designed to revolutionize security in blockchain and cryptocurrency transactions. Recent studies highlight that this innovative solution reduces the risk of monetary loss by up to 98% compared to conventional hierarchical deterministic (HD) wallets. Announced last July, the wallet leverages Quantum eMotion’s proprietary Quantum Random Number Generation (QRNG) technology and an intelligent key generation scheme, ensuring optimal performance for commercial blockchain applications. It provides a cost-effective and compact solution by reusing hardware components for generating both parent and child keys, thus reducing costs and complexity.

On May 26th 2025 QeM announced the successful completion and validation of its first-generation Quantum Random Number Generator (QRNG) chip design. The 65-nm CMOS finalized design has been submitted for fabrication to Taiwan Semiconductor Manufacturing Company (TSMC), a leading global semiconductor foundry. The chip integrates critical components such as an ultra-low-noise wideband amplifier and a high-precision analog-to-digital converter, both successfully prototyped and validated by academic teams at ÉTS Montréal and the Institut Quantique at Université de Sherbrooke. This significant milestone permits QeM to target the global Quantum Random Number Generator (QRNG) chip market was valued at approximately USD 150 million in 2024 and is projected to reach USD 2 billion by 2033, registering a compound annual growth rate (CAGR) of 34.5% from 2026 to 2033.

Patents

On June 19, 2024, Quantum announced the filing of a patent application for a fifth family of patent applications pertaining to, yet another technology associated to the cryptocurrency industry. More specifically, we have developed our own hardware wallet technology which has a low footprint and competitive cost, while allowing us to leverage several of its other core technologies, such as the QRNG and its intelligent key generation scheme selection technologies, in new commercial applications. A

QUANTUM eMOTION CORP.

combination of a patent application and industrial secret for the hardware-wallet technology will target international intellectual property protection.

Status of patents
First Patent Family: Method for generating random numbers and associated random number generator
Country	Status
United States	Two patents were granted in the United States, including a first one granted on August 7, 2018, and a second granted on October 8, 2019.
Russia	Patent granted
European Patent Office	EPO granted the patent on February 19, 2020. The European Patent has been validated in several countries: Germany, Spain, Finland, France, Great-Britain, Italy and the Netherlands.
Thailand, India	Patent pending
Australia	Patent granted
China	Patent granted
Brazil	Patent granted
Canada	Patent granted
Republic of Korea	Patent granted
Second Patent Family: Method and system for generating a random bit sample
Country	Status
European Patent Office	EPO granted the patent on October 23, 2019. The European Patent has been validated in Germany, Spain, United Kingdom, Finland, France, Italy, Sweden and the Netherlands.
United States	Two patents were granted.
Brazil, Canada, China, India, Japan, South Korea, Thailand	Patent pending
Australia, Russia, Indonesia	Granted
Third Patent Family: System and Method for Generating a Random Number, and circuit for communicating an analog random signal
Country	Status
Patent Cooperation Treaty	Rights reserved in all PCT member states until May 2024

QUANTUM eMOTION CORP.

1.4	COMPANY OVERVIEW AND STRATEGY

BUSINESS DEVELOPMENT ACTIVITIES

On December 23rd, 2024, QeM announced a major milestone in the commercialization of its cloud-based Sentry-Q platform, designed to address critical, unmet cybersecurity challenges in modern telemedicine and digital healthcare. QeM’s partner, GreyBox Solutions entered a strategic commercial alliance with Becton Dickinson (BD), a global powerhouse in the medical device and diagnostics industry with over $20 billion in annual sales. This partnership centers on advancing remote patient monitoring to improve the quality of life for patients with chronic diseases while empowering clinicians to monitor multiple patients efficiently. The initiative will launch in Canada, expand to the USA, and potentially scale to global markets.

On February 19, 2025, QeM announced a non-exclusive licensing agreement with Quantolio, a leading provider of AI-driven financial solutions. This strategic partnership grants Quantolio access to QeM’s proprietary Entropy-as-a-Service (EaaS) technology, enabling groundbreaking advancements in financial applications and quantum artificial intelligence (Quantum AI). Under the terms of the agreement, Quantolio will integrate QeM’s quantum-based technology into its AI-powered financial platforms. QeM’s EaaS technology provides robust, high-entropy quantum randomness, ensuring enhanced security and performance in sensitive financial computations and AI-driven decision-making processes. For instance, EaaS can synergize AI-powered financial forecasting platforms by guaranteeing truly unpredictable stochastic processes. QRNG technology enhances Monte Carlo simulations, optimizes risk management models, and improves market prediction capabilities. Quantolio receives a non-exclusive, worldwide license to leverage QeM’s proprietary EaaS technology within finance, FinTech, and Quantum AI applications. In exchange, Once the Quantum-powered financial platforms are commercially available, Quantolio will pay QeM an annual licensing fee of $1.0 million, with additional revenue-sharing terms.

On February 20, 2025, Krown Technologies, Ltd. officially unveiled Excalibur, the world’s first quantum-secured crypto cold wallet, powered by QeM’s cutting-edge QRNG technology. This next-generation hardware wallet redefines digital asset security by integrating true quantum randomness that would make it the most secure crypto wallet ever developed. After months of collaboration and meticulous development planning, Excalibur is designed to safeguard digital assets against even the most advanced cyber threats, including those posed by quantum computing. With its sleek, compact form—no larger than a thumb drive, Excalibur delivers unbreakable cryptographic security to crypto holders worldwide. As part of this partnership, Krown Technologies has secured a five-year, non-exclusive global license to integrate QeM’s proprietary QRNG technology into blockchain applications. Both companies will collaborate on the commercialization of Excalibur, operating under a revenue-sharing business model that aligns their mutual commitment to advancing secure digital asset storage.

On April 2, 2025, QeM announced the official launch of its U.S. subsidiary, Quantum eMotion America (QeMA), headquartered in Irvine, California. This strategic expansion marks a significant milestone in QeM’s international growth, designed to accelerate sales, forge new partnerships, and drive business development across the U.S. cybersecurity sector. California was selected for QeM’s first American office due to its vibrant technology ecosystem, access to top-tier talent, strategic global connectivity, and strong support for innovative enterprises. Irvine, in particular, offers proximity to major defense, enterprise, and academic hubs, positioning QeMA for sustained growth and market leadership.

As part of this expansion, QeM is pleased to announce the appointment of John Young, MBA, as Chief Operating Officer of Quantum eMotion America. In addition, Farrah Khan has been named Senior Vice President of Business Development, and Helen Woo has been appointed Vice President of Business Development, strengthening the company’s leadership team and reinforcing its commitment to growth in the U.S. market.

QUANTUM eMOTION CORP.

1.5	SELECTED PERIODIC INFORMATION

Periods ended March 31
2025 $	2024 $	2023 $
Net loss and comprehensive loss	(3,351,336)	(493,193)	(504,492)
Basic and diluted loss per share	(0.020)	(0.004)	(0.004)
Net working capital	$11,095,303	1,395,034	1,415,034
Balance as at
March 31, 2025 $	December 31, 2024 $
Cash and Marketable Securities	11,617,007	1,446,741
Total assets	12,086,.269	1,857,449
Total liabilities	661,698	519,606
Equity	11,424,571	1,337,843

1.6	NON-CURRENT ASSETS

The carrying amount of the license consists of:

	PP&E	Licenses	Rights on royalties	Total
		$	$	$
Cost
December 31, 2024	-	446,112	350,000	796,112
Additions	5,516	-	-	5,516
March 31, 2025	5,516	446,112	350,000	801,628
Accumulated amortization, impairment and loss on derecognition
December 31, 2024	-	116,723	350,000	466,723
Amortization	61	5,576	-	5,637
March 31, 2025	61	122,299	350,000	472,360
Net book value
December 31, 2024	-	329,389	-	329,389
March 31, 2025	5,455	323,813	-	329,268

In relation to the license, until the expiry of the last patent rights, which is expected to be in May 2035, the Company will pay a royalty of 5% calculated on the net sales price of products sold by the Company.

QUANTUM eMOTION CORP.

1.7	SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS

	Periods ended March 31
	2025	2024	Variance Inc/(dec)
	$	$	$
Expenses
Research and development	211,878	155,961	55,917
General and administrative	458,553	279,287	179,266
Marketing	106,342	17,534	88,808
Share-based payments	2,565,993	43,324	2,532,669
Amortization	5,638	5,499	139
Net financial expense (income)	2,932	(9,412)	12,344
Net loss and comprehensive loss for the year	3,351,336	492,193	2,859,143
Basic and diluted loss per share	0.020	0.004	-
Weighted average number of common shares outstanding	170,684,308	137,438,064	-

Key differences relate to:

- R&D: the increase of $55,917 relates primarily to the timing of R&D including establishing a new long-term agreement with a supplier.

- G&A: the increase of $179,266 relates primarily to the timing of payment for the 2024 audit; higher legal fees; higher travel/conference fees; and higher consulting fees.

- Marketing: the increase of $179,266 relates primarily for payment to the TSX-V in relation to the increased annual filing fee due to the private placement; and, increased marketing/promotion effort as there was little such activity in Q1/24

- Share-based payments: the increase of $2.5 million in this non-cash expense relates to the high number of options granted and that approximately 74% of the options vested immediately bringing most of the related expense into the first quarter.

1.8	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the twelve most recently completed quarters.

Three-month period ended	Net loss and comprehensive loss for the period	Basic and diluted loss per share
	$	$
March 31, 2025	(3,351,336)	(0.020)
December 31, 2024	(1,151,251)	(0.008)
September 30, 2024	(597,403)	(0.004)
June 30, 2024	(727,891)	(0.005)
March 31, 2024	(492,193)	(0.004)
December 31, 2023	(792,952)	(0.006)
September 30, 2023	(556,376)	(0.004)
June 30, 2023	(532,956)	(0.004)
March 31, 2023	(504,492)	(0.004)
December 31, 2022	(1,053,975)	(0.008)
September 30, 2022	(517,750)	(0.004)
June 30, 2022	(541,048)	(0.004)
March 31, 2022	(691,801)	(0.005)

QUANTUM eMOTION CORP.

1.9	LIQUIDITY

In the first quarter of 2025, the Company had net working capital of $11,095,303 compared to a net working capital of $1,395,034 in the same period in the prior year. The increase relates primarily to the brokered private placement that raised $10.0 million in the first quarter of 2025.

1.10	CASH FLOWS

In the first quarter of 2025, the Company generated an increase of $9.8 million more cash flow from operations and financing than compared to the same period in the prior year. The increase relates primarily to the brokered private placement that raised $10.0 million in the first quarter of 2025. Cash used in operations increased by $232,000 reflecting the continued investment in product development.

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance. There is no hold period for trading the warrants.

Unit issuance costs, which include a broker fee of 6.5% as well as legal and listing costs, of $811,413 were recorded in the first quarter of 2025. In addition, the Company issued 666,666 warrants representing 5% of the issued units to the Agent that brokered the private placement.

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024. Unit issuance costs of $1,000 were recorded and paid in the first quarter of 2024.

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025. Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024.

1.11	STOCK OPTIONS

	March 31, 2025		December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, beginning of period	10,452,237	0.15	9,139,737	0.13
Granted	5,120,000	0.63	1,850,000	0.08
Exercised	(975,000)	0.17	(250,000)	0.09
Expired / cancelled / Forfeited	(950,000)	0.21	(250,000)	-
Balance outstanding, end of year	13,647,237	0.32	10,452,237	0.15
Balance exercisable, end of period	11,986,612	0.37	8,791,612	0.16

QUANTUM eMOTION CORP.

The weighted average remaining contractual life for options outstanding as at March 31, 2025, is 6.89 (December 31, 2024 – 4.64) years.

Share-based compensation recognized under this plan amounted to $2,565,993 for the period ended March 31, 2025 (2024 - $399,843) related to officers, employees and consultants mainly related to general and administrative expenses.

1.12	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

1.13	FINANCIAL INSTRUMENTS

All financial instruments are recognized when the Company becomes a party to the contractual provisions of the financial instrument and are initially measured at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. Financial assets are derecognized when the contractual right to the cash flows from the financial assets expires, or when the financial asset and all substantial risks and rewards are transferred. Refer to Note 11 of the annual consolidated financial statements for the year ended December 31, 2024, for additional information on the Company’s financial instruments.

1.14	FINANCIAL RISK MANAGEMENT

In the normal course of operations, the Company is exposed to various financial risks. Refer to Note 11 of the annual consolidated financial statements for the year ended December 31, 2024, for additional information on the Company’s main financial risks.

1.15	MANAGEMENT OF CAPITAL

The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, reserves and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. There were no changes to the Company’s approach to capital management during the year ended December 31, 2024.

The Company is not subject to externally imposed capital requirements.

1.16	RELATED PARTY TRANSACTIONS

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows:

●	Management fees of $18,050 to LVR Capital, a company owned by the Chief Financial Officer. As at March 31, 2025, $nil (December 2024 – $6,000) was due to that company.
●	Management fees of $75,000 to Aurakle Research, a company owned by the Chief Executive Officer. As at March 31, 2025, $145,000 (2024 – $161,306) was due to that company.
●	Consulting fees of $15,000 to Klaus Kepper. As at March 31, 2025, $7,500 was due to him (2024: nil).
●	Management fees of $7,500 and other fees of $19,410 to Baystream Corporation, a company owned by a Director. As at March 31, 2025, $2,875 (2024 – $17,680) was due to that company.

QUANTUM eMOTION CORP.

●	Management fees of $7,500 to Red River Solutions a company owned by a Director. As at March 31, 2025, $7,875 (2024 – $7,875) was due to that company.
●	Management fees of $7,500 to SLT Solutions, a company owned by a Director. As at March 31, 2025, $17,246 (2024 – $7,500) was due to that company.
●	Management fees of $10,714 to CyberDef LLC, a company owned by a Director. As at March 31, 2025, $10,790 (2024 – $10,790) was due to that company.
●	Research and development costs of $113,062 to Fileglobal, a company owned by a Director. As at March 31, 2025, nil (2024 – $25,775) was due to that company.

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period ended March 31, 2025, for key management (including the amounts above) are as follows:

	March 31, 2025	March 31, 2024
	$	$
Research and development	113,062	114,361
Share-based payments	2,425,363	26,773
General and administrative:
Management fees	126,214	90,000
Other fees	34,410	21,636
	2,699,049	252,770

1.17	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

The critical accounting estimates and judgements are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2024.

1.18	CHANGES IN MATERIAL ACCOUNTING POLICIES

The accounting policies used are those described in the Company’s annual consolidated financial statements in Note 3 for the year ended December 31, 2024.

1.19	OTHER

Disclosure of Outstanding Securities as at March 31, 2025.

Outstanding common shares: 188,961,171

Outstanding options: 13,647,237

Outstanding share purchase warrants: 24,249,999

(s)	Francis Bellido, Chief Executive Officer

(s)	Marc Rousseau, Chief Financial Officer Montreal (Quebec), May 29, 2025